Exhibit 23.2

Consent of KPMG LLP, Independent Auditors

The Board of Directors

Advanced Medical Optics, Inc.:

We consent to the use of our report dated February 20, 2003, with respect to the consolidated balance sheet of Advanced Medical Optics, Inc. as of December 31, 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2002, and the related financial statement schedule for the years ended December 31, 2002 and 2001, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the joint proxy statement/registration statement. Our report refers to a change in the method of accounting for goodwill and intangibles in 2002 and a change in the method of accounting for derivative instruments and hedging activities in 2001.

/s/ KPMG LLP

Costa Mesa, California

February 7, 2005